As filed with the U.S. Securities and Exchange Commission on January 26, 2015

Securities Act File No. 333-199275

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 2	☒
(Check appropriate box or boxes)

iShares, Inc.

(Exact Name of Registrant as Specified in Charter)

c/o State Street Bank and Trust Company

1 Iron Street

Boston, MA 02210

(Address of Principal Executive Office)(Zip Code)

Registrant’s Telephone Number, including Area Code: (415) 670-2000

The Corporation Trust Incorporated

351 West Camden Street

Baltimore, MD 21201

(Name and Address of Agent for Service)

With Copies to:

MARGERY K. NEALE, ESQ. P. JAY SPINOLA, ESQ. WILLKIE FARR & GALLAGHER LLP 787 SEVENTH AVENUE NEW YORK, NY 10019-6099	EDWARD BAER, ESQ. BLACKROCK FUND ADVISORS 400 HOWARD STREET SAN FRANCISCO, CA 94105

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement.

2.	Explanatory Note.

3.	Part C to the Registration Statement (including signature page) and certain exhibits to the Registration Statement.

This Post-Effective Amendment is being filed solely for the purpose of filing exhibits to the Registration Statement on Form N-14 (File No. 333-199275) (the “Registration Statement”). Items 1-14 of Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed on November 10, 2014 pursuant to Rule 485(b) under the Securities Act of 1933, as amended, are incorporated by reference herein.

iShares, Inc.

Securities Act File No. 333-199275

Part C

Other Information

PEA # 2

Item 15. Indemnification

It is the policy of iShares, Inc. to indemnify officers, directors, employees and other agents to the maximum extent permitted by Section 2-418 of the Maryland General Corporation Law, Article EIGHTH of the Articles of Restatement of iShares, Inc., and Article VI of the Bylaws of iShares, Inc. (each set forth below).

Section 2-418 of the Maryland General Corporation Law reads as follows:

(a)(1) In this section the following words have the meanings indicated.

(2) “Corporation” includes any domestic or foreign predecessor entity of a corporation in a merger, consolidation, or other transaction in which the predecessor’s existence ceased upon consummation of the transaction.

(3) “Director” means any person who is or was a director of a corporation and any person who, while a director of a corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, limited liability company, other enterprise, or employee benefit plan.

(4) “Expenses” include attorney’s fees.

(5) “Official capacity” means the following:

(i) When used with respect to a director, the office of director in the corporation; and

(ii) When used with respect to a person other than a director as contemplated in subsection (j) of this section, the elective or appointive office in the corporation held by the officer, or the employment or agency relationship undertaken by the employee or agent in behalf of the corporation.

(iii) “Official capacity” does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise, or employee benefit plan.

(6) “Party” includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

(7) “Proceeding” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative.

(b)(1) A corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that:

(i) The act or omission of the director was material to the matter giving rise to the proceeding; and

1. Was committed in bad faith; or

2. Was the result of active and deliberate dishonesty; or

(ii) The director actually received an improper personal benefit in money, property, or services; or

(iii) In the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

(2)(i) Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding.

(ii) However, if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation.

(3)(i) The termination of any proceeding by judgment, order, or settlement does not create a presumption that the director did not meet the requisite standard of conduct set forth in this subsection.

(ii) The termination of any proceeding by conviction, or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the director did not meet that standard of conduct.

(4) A corporation may not indemnify a director or advance expenses under this section for a proceeding brought by that director against the corporation, except:

(i) For a proceeding brought to enforce indemnification under this section; or

(ii) If the charter or bylaws of the corporation, a resolution of the board of directors of the corporation, or an agreement approved by the board of directors of the corporation to which the corporation is a party expressly provide otherwise.

(c) A director may not be indemnified under subsection (b) of this section in respect of any proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged to be liable on the basis that personal benefit was improperly received.

(d) Unless limited by the charter:

(1) A director who has been successful, on the merits or otherwise, in the defense of any proceeding referred to in subsection (b) of this section, or in the defense of any claim, issue, or matter in the proceeding, shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding, claim, issue, or matter in which the director has been successful.

(2) A court of appropriate jurisdiction, upon application of a director and such notice as the court shall require, may order indemnification in the following circumstances:

(i) If it determines a director is entitled to reimbursement under paragraph (1) of this subsection, the court shall order indemnification, in which case the director shall be entitled to recover the expenses of securing such reimbursement; or

(ii) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director has met the standards of conduct set forth in subsection (b) of this section or has been adjudged liable under the circumstances described in subsection (c) of this section, the court may order such indemnification as the court shall deem proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability shall have been adjudged in the circumstances described in subsection (c) of this section shall be limited to expenses.

(3) A court of appropriate jurisdiction may be the same court in which the proceeding involving the director’s liability took place.

(e)(1) Indemnification under subsection (b) of this section may not be made by the corporation unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in subsection (b) of this section.

(2) Such determination shall be made:

(i) By the board of directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding, or, if such a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of one or more directors not, at the time, parties to such proceeding and who were duly designated to act in the matter by a majority vote of the full board in which the designated directors who are parties may participate;

(ii) By special legal counsel selected by the board of directors or a committee of the board by vote as set forth in subparagraph (i) of this paragraph, or, if the requisite quorum of the full board cannot be obtained herefore and the committee cannot be established, by a majority vote of the full board in which directors who are parties may participate; or

(iii) By the stockholders.

(3) Authorization of indemnification and determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible. However, if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses shall be made in the manner specified in paragraph (2)(ii) of this subsection for selection of such counsel.

(4) Shares held by directors who are parties to the proceeding may not be voted on the subject matter under this subsection.

(f)(1) Reasonable expenses incurred by a director who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of:

(i) A written affirmation by the director of the director’s good faith belief that the standard of conduct necessary for indemnification by the corporation as authorized in this section has been met; and

(ii) A written undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

(2) The undertaking required by paragraph (1)(ii) of this subsection shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment.

(3) Payments under this subsection shall be made as provided by the charter, bylaws, or contract or as specified in subsection (e)(2) of this section.

(g) The indemnification and advancement of expenses provided or authorized by this section may not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director may be entitled under the charter, the bylaws, a resolution of stockholders or directors, an agreement or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.

(h) This section does not limit the corporation’s power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent in the proceeding.

(i) For purposes of this section:

(1) The corporation shall be deemed to have requested a director to serve an employee benefit plan where the performance of the director’s duties to the corporation also imposes duties on, or otherwise involves services by, the director to the plan or participants or beneficiaries of the plan;

(2) Excise taxes assessed on a director with respect to an employee benefit plan pursuant to applicable law shall be deemed fines; and

(3) Action taken or omitted by the director with respect to an employee benefit plan in the performance of the director’s duties for a purpose reasonably believed by the director to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

(j) Unless limited by the charter:

(1) An officer of the corporation shall be indemnified as and to the extent provided in subsection (d) of this section for a director and shall be entitled, to the same extent as a director, to seek indemnification pursuant to the provisions of subsection (d) of this section;

(2) A corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent that it may indemnify directors under this section; and

(3) A corporation, in addition, may indemnify and advance expenses to an officer, employee, or agent who is not a director to such further extent, consistent with law, as may be provided by its charter, bylaws, general or specific action of its board of directors, or contract.

(k)(1) A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s position, whether or not the corporation would have the power to indemnify against liability under the provisions of this section.

(2) A corporation may provide similar protection, including a trust fund, letter of credit, or surety bond, not inconsistent with this section.

(3) The insurance or similar protection may be provided by a subsidiary or an affiliate of the corporation.

(l) Any indemnification of, or advance of expenses to, a director in accordance with this section, if arising out of a proceeding by or in the right of the corporation, shall be reported in writing to the stockholders with the notice of the next stockholders’ meeting or prior to the meeting.

Article EIGHTH of the Fund’s Articles of Restatement provides as follows:

The Corporation shall indemnify to the fullest extent permitted by law (including the Investment Company Act of 1940, as amended (the “1940 Act”)) any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such person’s testator or intestate is or was a director, officer or employee of the Corporation or serves or served at the request of the Corporation any other enterprise as director, officer or employee. To the fullest extent permitted by law (including the 1940 Act), expenses incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by the Corporation promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation.

The rights provided to any person by this Article EIGHTH shall be enforceable against the Corporation by such person who shall be presumed to have relied upon it in serving or continuing to serve as a director, officer or employee as provided above. No amendment of this Article EIGHTH shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment. For purposes of this Article EIGHTH, the term “Corporation” shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; the term “other enterprise” shall include any corporation, partnership, joint venture, trust or employee benefit plan; service “at the request of the Corporation” shall include service as a director, officer or employee of the corporation which imposes duties on, or involves services by, such director, officer or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to any employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation.

Nothing in Article SEVENTH or in this Article EIGHTH protects or purports to protect any director or officer against any liability to the Corporation or its security holders to which he or she would otherwise be subject by reason of willful malfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Article VI of the Fund’s Amended and Restated Bylaws provides as follows:

Section 1. Insurance. Subject to the provisions of the 1940 Act, the Corporation, directly, through third parties or through affiliates of the Corporation, may purchase, or provide through a trust fund, letter of credit or surety bond insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or who, while a Director, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation as a Director, officer, employee, partner, trustee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s position, whether or not the Corporation would have the power to indemnify such person against such liability.

Section 2. Indemnification and Advance of Expenses. To the maximum extent permitted by Maryland law, in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director or officer of any other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. Any indemnification or advance of expenses made pursuant to this Article shall be subject to applicable requirements of the 1940 Act. The indemnification and payment of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise.

Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or charter of the Corporation inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

Securities Act of 1933

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Fund pursuant to the foregoing provisions, or otherwise, the Fund has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a director, officer or controlling person of the Fund in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Section 17.1 of the Master Services Agreement between Registrant and State Street provides as follows:

The Master Services Agreement provides that State Street will indemnify, defend and hold harmless the applicable Fund, its Affiliates, and its respective officers, directors, employees, agents and permitted successors and assigns from any and all damages, fines, penalties, deficiencies, losses, liabilities (including judgments and amounts reasonably paid in settlement) and expenses (including interest, court costs, reasonable fees and expenses of attorneys, accountants and other experts or other reasonable fees and expenses of litigation or other proceedings or of any claim, default or assessment) (“Losses”) arising from or in connection with any third party claim or threatened third party claim to the extent that such Losses are based on or arising out of any of the following: (a) breach by State Street or any State Street Personnel of any of its data protection, information security or confidentiality obligations hereunder or under a Service Module to which such Fund is a signatory; (b) any claim of infringement or misappropriation of any Intellectual Property Right alleged to have occurred because of systems or other Intellectual Property provided by or on behalf of State Street or based upon the performance of the Services (collectively, the “State Street Infringement Items”), except to the extent that such infringement or misappropriation relates to or results from; (i) changes made by any Fund or by a third party at the direction of a Fund to the State Street Infringement Items; (ii) changes to the State Street Infringement Items recommended by State Street and not made due to a request from any Fund, provided that State Street has notified such Fund that failure to implement such recommendation would result in infringement within a reasonable amount of time for such Fund to so implement following such notification; (iii) any Fund’s combination of the State Street Infringement Items with products or services not provided or approved in writing by State Street, except to the extent such combination arises out of any Fund’s use of the State Street Infringement Items in a manner consistent with the applicable business requirements documentation; (iv) designs or specifications that in themselves infringe and that are provided by or at the direction of any Fund (except in the event of a knowing infringement by State Street); or (v) use by a Fund of any of the State Street Infringement Items in a manner that is not consistent with the applicable business requirements documentation or otherwise not permitted under the Master Services Agreement or any Service Module; (c) any claim or action by, on behalf of, or related to, any prospective, then-current or former employees of State Street, arising from or in connection with a Service Module to which a Fund is a signatory, including: (i) any claim arising under occupational health and safety, worker’s compensation, ERISA or other applicable Law; (ii) any claim arising from the interview or hiring practices, actions or omissions of employees of State Street; (iii) any claim relating to any violation by employees of State Street, or its respective officers, directors, employees, representatives or agents, of any Law or any common law protecting persons or members of protected classes or categories, such laws or regulations prohibiting discrimination or harassment on the basis of a protected characteristic; and (iv) any claim based on a theory that such Fund is an employer or joint employer of any such prospective, then-current or former employees of State Street; (d) the failure by State Street to obtain, maintain, or comply with any governmental approvals as required under the Master Services Agreement and/or a Service Module to which such Fund is a signatory or such other failures as otherwise agreed by the Parties from time to time; (e) claims by third parties arising from claims by governmental authorities against such Customer for fines, penalties, sanctions, late fees or other remedies to the extent arising from or in connection with State Street’s failure to perform its responsibilities under the Master Services Agreement or any Service Module (except to the extent a Fund is not permitted as a matter of public policy to have such an indemnity for financial penalties arising from criminal actions); (f) claims by clients of State Street relating to services, products or systems provided by State Street or a Subcontractor to such client(s) in a shared or leveraged environment; (g) any claim initiated by an Affiliate or potential or actual Subcontractor of State Street asserting rights in connection with a Service Module to which such Fund is a signatory; or (h) other claims as otherwise agreed by the Parties from time to time.

Section 8.02 of the Distribution Agreement between Registrant and BRIL provides as follows:

The Distribution Agreement provides that BRIL agrees to indemnify and hold harmless the Company, each of its directors, officers, employees and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the “Company Indemnified Parties”) from and against any and all losses to which the Company Indemnified Parties become subject, arising out of or based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Prospectus or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, in reliance upon and in conformity with written information furnished to the Company by BRIL about BRIL expressly for use therein; (ii) any breach of any representation, warranty or covenant made by BRIL in the Distribution Agreement; and (iii) the actions or omissions of any person acting under the supervision of BRIL in providing services under the Distribution Agreement; provided, however, that BRIL shall not be liable in any such case to the extent that any loss arises out of or is based upon (A) the Company’s own willful misfeasance, willful misconduct or gross negligence or the Company’s reckless disregard of its obligations under the Distribution Agreement or (B) the Company’s material breach of the Distribution Agreement.

In certain circumstances, an Authorized Participant may be deemed an affiliate of the Fund. Section 10 of the Authorized Participant Agreement provides indemnification of Authorized Participants as follows:

(b) The Distributor hereby agrees to indemnify and hold harmless the Participant, its respective subsidiaries, affiliated persons, directors, officers, employees and agents, and each person, if any, who controls such persons within the meaning of Section 15 of the 1933 Act (each an “Indemnified Party”) from and against any loss, liability, cost and expense (including attorneys’ fees) incurred by such Indemnified Party as a result of (i) any breach by the Distributor of any provision of this Agreement that relates to the Distributor; (ii) any failure on the part of the Distributor to perform any of its obligations set forth in this Agreement; (iii) any failure by the Distributor to comply with applicable laws, including rules and regulations of self-regulatory organizations; or (iv) actions of such Indemnified Party in reliance upon any representations made in accordance with the iShares Procedures Handbook reasonably believed by the Participant to be genuine and to have been given by the Distributor.

(c) The Participant shall not be liable to the Distributor for any damages arising out of (i) mistakes or errors in data provided in connection with purchase or redemption transactions except for data provided by the Participant, or (ii) mistakes or errors by or out of interruptions or delays of communications with the Distributor or any Indemnified Party who is a service provider to the Fund. The Participant shall not be liable for any action, representation, or solicitation made by the wholesalers of the Fund.

Item 16. Exhibits

(1)(a)	Articles of Restatement, dated September 13, 2006, are incorporated herein by reference to Post-Effective Amendment No. 31 to the iShares, Inc. (the “Corporation”) Registration Statement on Form N-1A, filed December 26, 2006 (“PEA No. 31”).

(b)	Articles of Amendment, dated December 18, 2006, are incorporated herein by reference to PEA No. 31.

(c)	Articles Supplementary, dated December 18, 2006, are incorporated herein by reference to PEA No. 31.

(d)	Articles Supplementary, dated June 30, 2007, are incorporated herein by reference to Post-Effective Amendment No. 35 to the Corporation’s Registration Statement on Form N-1A, filed July 19, 2007.

(e)	Articles of Amendment, dated March 5, 2008, are incorporated herein by reference to Post-Effective Amendment No. 55 to the Corporation’s Registration Statement on Form N-1A, filed March 26, 2008 (“PEA No. 55”).

(f)	Articles Supplementary, dated March 5, 2008, are incorporated herein by reference to PEA No. 55.

(g)	Articles Supplementary, dated June 19, 2008, are incorporated herein by reference to Post-Effective Amendment No. 79 to the Corporation’s Registration Statement on Form N-1A, filed December 23, 2008.

(h)	Articles Supplementary, dated February 24, 2009, are incorporated herein by reference to Post-Effective Amendment No. 100 to the Corporation’s Registration Statement on Form N-1A, filed September 28, 2009.

(i)	Articles Supplementary, dated December 10, 2009, are incorporated herein by reference to Post-Effective Amendment No. 105 to the Corporation’s Registration Statement on Form N-1A, filed December 23, 2009 (“PEA No. 105”).

(j)	Articles Supplementary, dated March 18, 2011, are incorporated herein by reference to Post-Effective Amendment No. 132 to the Corporation’s Registration Statement on Form N-1A, filed June 30, 2011 (“PEA No. 132”).

(k)	Articles Supplementary, dated September 7, 2011, are incorporated herein by reference to Post-Effective Amendment No. 140 to the Corporation’s Registration Statement on Form N-1A, filed September 9, 2011 (“PEA No. 140”).

(l)	Articles Supplementary, dated September 15, 2011, are incorporated herein by reference to Post-Effective Amendment No. 151 to the Corporation’s Registration Statement on Form N-1A, filed October 6, 2011.

(m)	Articles Supplementary, dated October 31, 2011, are incorporated herein by reference to Post-Effective Amendment No. 160 to the Corporation’s Registration Statement on Form N-1A, filed November 1, 2011.

(n)	Articles Supplementary, dated December 15, 2011, are incorporated herein by reference to Post-Effective Amendment No. 205 to the Corporation’s Registration Statement on Form N-1A, filed January 30, 2012 (“PEA No. 205”).

(o)	Articles of Amendment, dated January 27, 2012, are incorporated herein by reference to PEA No. 205.

(p)	Articles of Amendment, dated February 8, 2012, are incorporated herein by reference to Post-Effective Amendment No. 207 to the Corporation’s Registration Statement on Form N-1A, filed February 10, 2012.

(q)	Articles of Amendment, dated March 15, 2012, are incorporated herein by reference to Post-Effective Amendment No. 224 to the Corporation’s Registration Statement on Form N-1A, filed March 23, 2012 (“PEA No. 224”).

(r)	Articles Supplementary, dated March 15, 2012, are incorporated herein by reference to PEA No. 224.

(s)	Articles Supplementary, dated June 21, 2012, are incorporated herein by reference to Post-Effective Amendment No. 241 to the Corporation’s Registration Statement on Form N-1A, filed July 16, 2012.

(t)	Articles Supplementary, dated August 20, 2012, are incorporated herein by reference to Post-Effective Amendment No. 246 to the Corporation’s Registration Statement on Form N-1A, filed August 20, 2012.

(u)	Articles of Amendment, dated October 11, 2012, are incorporated herein by reference to Post-Effective Amendment No. 255 to the Corporation’s Registration Statement on Form N-1A, filed October 15, 2012 (“PEA No. 255”).

(v)	Articles of Amendment, dated November 9, 2012, are incorporated herein by reference to Post-Effective Amendment No. 261 to the Corporation’s Registration Statement on Form N-1A, filed November 9, 2012.

(w)	Articles Supplementary, dated January 18, 2013, are incorporated herein by reference to Post-Effective Amendment No. 274 to the Corporation’s Registration Statement on Form N-1A, filed January 18, 2013.

(x)	Articles of Amendment, dated March 14, 2013, are incorporated herein by reference to Post-Effective Amendment No. 289 to the Corporation’s Registration Statement on Form N-1A, filed March 28, 2013 (“PEA No. 289”).

(y)	Articles Supplementary, dated March 28, 2013, are incorporated herein by reference to PEA No. 289.

(z)	Articles of Amendment, dated April 30, 2013, are incorporated herein by reference to Post-Effective Amendment No. 296 to the Corporation’s Registration Statement on Form N-1A, filed May 1, 2013.

(aa)	Articles of Amendment, dated June 28, 2013, are incorporated herein by reference to Post-Effective Amendment No. 313 to the Corporation’s Registration Statement on Form N-1A, filed July 5, 2013.

(bb)	Articles Supplementary, dated January 31, 2014, are incorporated herein by reference to Post-Effective Amendment No. 354 to the Corporation’s Registration Statement on Form N-1A, filed January 31, 2014.

(cc)	Articles Supplementary, dated March 19, 2014, are incorporated herein by reference to Post-Effective Amendment No. 378 to the Corporation’s Registration Statement on Form N-1A, filed June 19, 2014 (“PEA No. 378”).

(dd)	Articles Supplementary, dated July 23, 2014, are incorporated herein by reference to Post-Effective Amendment No. 384 to the Corporation’s Registration Statement on Form N-1A, filed July 23, 2014 (“PEA No. 384”).

(ee)	Articles Supplementary, dated August 15, 2014, are incorporated herein by reference to Post-Effective Amendment No. 389 to the Corporation’s Registration Statement on Form N-1A, filed August 18, 2014.

(ff)	Articles Supplementary, dated September 29, 2014, are incorporated herein by reference to Post-Effective Amendment No. 400 to the Corporation’s Registration Statement on Form N-1A, filed October 1, 2014 (“PEA No. 400”).

(gg)	Articles Supplementary, dated October 28, 2014, are incorporated by reference to Post-Effective Amendment No. 407, filed October 29, 2014 (“PEA No. 407”).

(2)	Amended and Restated By-Laws, dated April 20, 2010, are incorporated herein by reference to Post-Effective
Amendment No. 113 to the Corporation’s Registration Statement on Form N-1A, filed May 3, 2010 (“PEA No. 113”).

(3)	None.

(4)	Form of Agreement and Plan of Reorganization is included as Appendix II of the Registration Statement on Form N-14.

(5)	Instruments Defining Rights of Shareholders – Incorporated herein by reference to Exhibit (1) above.

(6)(a)	Investment Advisory Agreement, dated December 1, 2009, between the Corporation and BlackRock Fund Advisors (“BFA”) is incorporated herein by reference to PEA No. 105.

(b)	Schedule A to the Investment Advisory Agreement between the Corporation and BFA is incorporated herein by referenc to Post-Effective Amendment No. 425 to the Corporation’s Registration Statement on Form N-1A, filed January 26, 2015 (“PEA No. 425”).

(c)	Schedule A to the Investment Advisory Agreement between iShares Trust and BFA is incorporated herein by reference to PEA No. 400.

(d)	Schedule A to the Investment Advisory Agreement between iShares MSCI Russia Capped ETF, Inc.[1] and BFA is incorporated herein by reference to Post-Effective Amendment No. 283 to the Corporation’s Registration Statement on Form N-1A, filed February 22, 2013.

(e)	Master Advisory Fee Waiver Agreement, dated December 1, 2009, between the Corporation and BFA is incorporated herein by reference to Post-Effective Amendment No. 120 to the Corporation’s Registration Statement on Form N-1A, filed December 20, 2010.

(f)	Schedule A to the Master Advisory Fee Waiver Agreement is incorporated herein by reference to Post-Effective
Amendment No. 418 to the Corporation’s Registration Statement on Form N-1A, filed December 22, 2014.

(g)	Form of Participation Agreement is incorporated herein by reference to PEA No. 255.

(h)	Sub-Advisory Agreement, dated December 1, 2010, between BFA and BlackRock International Limited is incorporated herein by reference to Post-Effective Amendment No. 156 to the Corporation’s Registration Statement on Form N-1A, filed October 18, 2011.

(i)	Appendix A to the Sub-Advisory Agreement is incorporated herein by reference to Post-Effective Amendment No. 358 to the Corporation’s Registration Statement on Form N-1A, filed February 28, 2014 (“PEA No. 358”).

(7)(a)	Distribution Agreement between the Corporation and BlackRock Investments, LLC (“BRIL”), dated February 3, 2012, is incorporated herein by reference to PEA No. 313.

(b)	Exhibit A to the Distribution Agreement is incorporated herein by reference to PEA No. 425.

(c)	Form of Authorized Participant Agreement is incorporated herein by reference to Post-Effective Amendment No. 27 to the Corporation’s Registration Statement on Form N-1A, filed December 30, 2003.

(d)	Form of Sales and Investor Services Agreement incorporated herein by reference to Post-Effective Amendment No. 18 to the Corporation’s Registration Statement on Form N-1A, filed December 29, 2000 (“PEA No. 18”).

(8)	None.

(9)	Service Module for Custodial Services, dated April 21, 2011, is incorporated herein by reference to PEA No. 140.

(10)	Not applicable.

(11)	Legal Opinion and Consent of Venable LLP is incorporated herein by reference to the Corporation’s Registration Statement on Form N-14, filed October 10, 2014.

(12)	Tax opinion and consent of Willkie Farr & Gallagher LLP, tax counsel for the Corporation, is filed herein.

(13)(a)	Master Services Agreement, dated April 21, 2011, between the Corporation and State Street Bank and Trust Company (“State Street”) is incorporated herein by reference to PEA No. 132.

(b)	Exhibit A to the Master Services Agreement is incorporated by reference to PEA No. 425.

(c)	Service Module for Fund Administration and Accounting Services, dated April 21, 2011, is incorporated herein by reference to PEA No. 140.

(d)	Service Module for Transfer Agency Services, dated April 21, 2011, is incorporated herein by reference to PEA No. 140.

(e)	Sub-License Agreement between the Corporation and BlackRock Institutional Trust Company, N.A. (“BTC”)[2] with respect to the use of the MSCI Indexes, dated May 8, 2000, is incorporated herein by reference to PEA No. 18.

(f)	Amendment to the Sub-License Agreement, dated March 18, 2000, between the Corporation and BTC[2] with respect to the use of the MSCI Indexes is incorporated herein by reference to PEA No. 113.

(g)	Amended and Restated Securities Lending Agency Agreement, dated January 1, 2015, among the Corporation, iShares Trust, iShares MSCI Russia Capped ETF, Inc., iShares U.S. ETF Company, Inc., iShares U.S. ETF Trust and BTC is incorporated herein by reference to PEA No. 425.

(h)	Schedule A to the Amended and Restated Securities Lending Agency Agreement is incorporated by reference to PEA No. 425.

(i)	Form of Master Securities Loan Agreement (including forms of Annexes, Schedule and Appendix thereto) is incorporated herein by reference to Post-Effective Amendment No. 107 to the Corporation’s Registration Statement on Form N-1A, filed January 29, 2010.

(j)	Sublicense Agreement between the Corporation and BTC with respect to the use of the MSCI Index is to be filed by amendment.

(14)	Consent of PricewaterhouseCoopers LLP is incorporated herein by reference to Post-Effective Amendment No. 1 to the Corporation’s Registration Statement on Form N-14, filed November 10, 2014 (“PEA No. 1”).

(15)	None.

(16)	Powers of Attorney, each dated December 31, 2013, for Manish Mehta, Mark Wiedman, Charles A. Hurty, Cecilia H. Herbert, John E. Kerrigan, Robert H. Silver, George G.C. Parker, John E. Martinez, Madhav V. Rajan, Jack Gee and Robert S. Kapito are incorporated herein by reference to Post-Effective Amendment No. 349 to the Corporation’s Registration Statement on Form N-1A, filed January 10, 2014 (“PEA No. 349”).

(17)(a)	Letter of Representations among the Corporation, The Depository Trust Company (“DTC”) and Morgan Stanley Trust Company Exhibit is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Corporation’s Registration Statement on Form N-1A, filed March 1, 1996, to the Corporation’s Initial Registration Statement on Form N-1A, filed September 29, 1995.

(b)	Subscription Agreement between the Corporation and Funds Distributor, Inc. is incorporated herein by reference to Pre-Effective Amendment No. 3 to the Corporation’s Registration Statement on Form N-1A, filed March 6, 1996.

(c)	Letter of Representations between the Corporation and DTC, dated May 5, 2000, is incorporated herein by reference to PEA No. 18.

(d)	Letter of Representations between the Corporation and DTC, dated October 15, 2001, is incorporated herein by reference to Post-Effective Amendment No. 21 to the Corporation’s Registration Statement on Form N-1A, filed October 22, 2001.

(e)	Code of Ethics for Fund Access Persons is incorporated herein by reference to PEA No. 384.

(f)	BlackRock, Inc. Personal Trading Policy is incorporated herein by reference to PEA No. 378.

(g)	Financial Statements, Financial Highlights and Related Report of the Independent Registered Public Accounting Firm for iShares MSCI Russia Capped ETF for the year ended August 31, 2014, is incorporated herein by reference to the iShares MSCI Russia Capped ETF Annual Report to Shareholders, filed October 6, 2014.

(h)	Code of Ethics for BRIL is incorporated herein by reference to Post-Effective Amendment No. 335 to the Corporation’s Registration Statement on Form N-1A, filed October 24, 2013.

(i)	Form of Proxy Card is incorporated herein by reference to PEA No. 1.

[1]	Prior to July 1, 2013, iShares MSCI Russia Capped ETF, Inc. was known as iShares MSCI Russia Capped Index Fund, Inc.
[2]	Prior to December 1, 2009, BTC was known as Barclays Global Investors, N.A.

Item 17. Undertakings

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the 1933 Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of
San Francisco and the State of California on the 26th day of January, 2015.

iSHARES, INC.

By:
Manish Mehta*
President
Date:	January 26, 2015

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

By:
Mark Wiedman*
Director
Date:	January 26, 2015

John E. Martinez*
Director
Date:	January 26, 2015

Cecilia H. Herbert*
Director
Date:	January 26, 2015

Charles A. Hurty*
Director
Date:	January 26, 2015

John E. Kerrigan*
Director
Date:	January 26, 2015

Robert H. Silver*
Director
Date:	January 26, 2015

Robert S. Kapito*
Director
Date:	January 26, 2015

Madhav V. Rajan*
Director
Date:	January 26, 2015

/s/ Jack Gee
Jack Gee
Treasurer
Date:	January 26, 2015

/s/ Jack Gee
*	By: Jack Gee
Attorney-in-fact
Date:	January 26, 2015

*	Powers of Attorney, each dated December 31, 2013, for Manish Mehta, Mark Wiedman, Charles A. Hurty, Cecilia H. Herbert, John E. Kerrigan, Robert H. Silver, John E. Martinez, Madhav V. Rajan and Robert S. Kapito are incorporated herein by reference to PEA No. 349.

Exhibit Index

(12)	Tax opinion and consent of Willkie Farr & Gallagher LLP, tax counsel for the Registrant.